SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-37829

HEBRON TECHNOLOGY CO., LTD.

(Registrant’s name)

No. 936, Jinhai 2nd Road, Konggang New Area

Longwan District

Wenzhou City, Zhejiang Province

People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.:

Form 20-F  ☒           Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Explanatory Note:

On May 1, 2020, the Registrant issued a press release announcing that it has closed a previously announced private placement, in which the Company sold to two private investors an aggregate of 1,048,932 Class A common shares, par value $0.001 per share, for total aggregate gross proceeds of approximately $6.5 million.

The Registrant received $6,513,870 in net proceeds from the private placement. The Registrant intends to use the net proceeds from this offering for working capital and general corporate purposes.

A copy of the press release regarding the transaction is attached as Exhibit 99.1.

Exhibit

99.1	Press release dated May 1, 2020, titled “Hebron Technology Co., Ltd. Announces Closing of Private Placement for $6.5 Million”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hebron Technology Co., Ltd.

Date: May 1, 2020	By:	/s/ Anyuan Sun
	Name:	Anyuan Sun
	Title:	Chief Executive Officer (Principal Executive Officer) and Duly Authorized Officer